Exhibit 4.101

English Translation of Chinese Language Document

Framework Cooperation Agreement

This Framework Cooperation Agreement (this “Agreement”) is made and entered into by and between the following parties on April 28, 2010 (the “Signing Date”) in Beijing, China.

Party A:  Jiangsu Pypo Technology Co., Ltd. (“Jiangsu Pypo”)

Party B:  Jiangsu Heyi Technology Co., Ltd. (“Jiangsu Heyi”)

Whereas,

1. Jiangsu Pypo is a limited liability company duly registered and incorporated and validly existing in China in accordance with laws and regulations of People’s Republic of China. It provides nationwide distribution services of mobile communication terminal products in China through its 19 wholly-owned subsidiaries (the “Subsidiary of Jiangsu Pypo”);

2. Jiangsu Heyi plans to acquire 50% shares of all or part of Subsidiary of Jiangsu Pypo. Both parties agree to cooperate with each other to provide the distribution services of mobile communication terminal products customized by carriers (the “Carrier Customized Products”). Jiangsu Heyi acts as a sourcing platform and Subsidiary of Jiangsu Pypo acts as a sales platform;

3. Through friendly consultations, both parties hereby have agreed upon and shall be bound by the following agreement.

Section 1 Cooperation

Article 1  Definition:

(1) Subsidiary of Jiangsu Pypo refers to the wholly-owned subsidiaries where Jiangsu Pypo holds 100% shares (19 in total) (see attached “List of Subsidiaries”).

(2) Target Companies refer to an aggregate of those subsidiaries in which Jiangsu Pypo will sell 50% of shares to Jiangsu Heyi. The scope of Target Companies should be defined by Jiangsu Pypo which shall ensure that the number of Target Companies is no less than 15.

(3) Target Equity refers to the share ownership of each of the Target Companies acquired by Jiangsu Heyi from Jiangsu Pypo.

Article 2  Equity transfer: Jiangsu Heyi agrees to acquire a 50% of shares in each of the Target Companies from Jiangsu Pypo, while Jiangsu Pypo agrees to sell a 50% of shares in each of the Target Companies to Jiangsu Heyi.

Article 3  Consideration of the transfer: Jiangsu Heyi agrees to acquire the Target Equity based on the net asset value of each of the Target Companies as of April 30, 2010: Consideration of transfer of the Target Equity = Net Asset Value of each of the Target Companies on 30 April 2010 * 50%

Article 4  Actual effective date of the equity transfer: Both parties agree that prior to the fulfillment of all the following conditions, Jiangsu Pypo will remain the actual owner  and the beneficial owner of 100% shares in each of the Target Companies, while Jiangsu Heyi is the nominee holder of the 50% shares in each of the Target Companies:

(1) Jiangsu Heyi has paid to Jiangsu Pypo all the consideration of the transferred equity;

(2) Jiangsu Heyi has provided an aggregate amount of more than RMB100 million to fund the Target Companies’ operations by means of loans or sales on credit.

Prior to the fulfillment of all the above conditions, Jiangsu Pypo shall reserve all the rights as the actual owner and the beneficial owner of 100% shares of each of the Target Companies, which include, but are not limited to:

(1) Jiangsu Pypo is entitled to exercise all of the shareholder’ rights in accordance to applicable laws and regulations in China and the Target Companies’ Articles of Association

(2) Jiangsu Pypo shall enjoy all profits and assume all losses of the Target Companies.

Jiangsu Pypo also reserves the rights to appoint legal representative and executive director of Jiangsu Heyi, and rights to prevent Jiangsu Heyi from exercising any right as a shareholder of the Target Companies prior to the fulfillment of the above conditions.

Article 5  Equity redemption: If the conditions provided for in Article 4 are failed to be completely fulfilled in 120 days after the signing date of the Agreement, Jiangsu Pypo is entitled to redeem its shares of Target Equity based on the transfer consideration and terminate the Agreement.

Section 2 Obligations of Both Parties

Article 6  Obligations of Jiangsu Pypo

(1) Identify the scope of Target Companies on a timely basis;

(2) Sign relevant documents with respect to the transfer of Target Equity to Jiangsu Heyi under the Agreement;

(3) Responsible for facilitating Target Companies to complete industrial and commercial modification registration concerning equity transfer.

Article 7  Obligations of Jiangsu Heyi

(1) Accept Target Equity and pay transfer considerations under the Agreement;

(2) Provide Target Companies with operating capitals on a timely basis;

(3) Respect Target Companies’ right to operate independently as well as business and financial management.

Section 3  Confidentiality

Article 8  Both parties agree to assume the obligation of confidentiality regarding each party’s confidential information, and such obligation applies till the date when such confidential information is made public by the owner of the confidential information. Both parties agree, unless required by law, not to disclose any announcement, correspondence or document concerning the implementation of the Agreement or its proposed transactions and arrangements or any other relevant matters, without the prior written consent of the other party.

Section 4  Taxes and Expenses

Article 9  Both parties shall bear their own costs and expenses incurred as a result of the Agreement as well as the negotiation, drafting, signing and implementation of the  transactions proposed in the Agreement. Target Companies shall bear the taxes levied by the relevant governmental authorities concerning the equity transfer under the Agreement. However, Jiangsu Heyi shall bear costs and expenses concerning the transfer and the buyback of the equity of the Target Companies when the conditions described in Article 5 occur.

Section 5  Force Majeure

Article 10  Neither party shall be liable for any default in performing the Agreement  caused by events of force majeure, which refers to any event, circumstance or condition unforeseen, inevitable or beyond the control of the relevant party. It cannot be avoided completely or partially or overcome even if the relevant party has taken reasonable and prudent measures. It directly or indirectly prevent the relevant party from performing its major obligations under the Agreement. Events of force majeure include, but are not limited to, Acts of God, war, fire, explosion, earthquake, epidemic, flood and typhoon. If any party fails to perform its obligations under the terms and conditions of the Agreement due to force majeure, it shall give notice to the other party within 14 days after the occurrence of force majeure and make detailed explanations concerning the situation therein. The affected party shall not be liable for any failure or delay in performance under the Agreement if such delay or default is caused by force majeure, and such delay or default shall not be regarded as basis for compensation, reimbursement or punishment. Under such circumstance, both parties have the obligation to take reasonable and practical measures to perform the Agreement. When events of force majeure cease to exist, the affected party shall inform the other party of such cessation as soon as possible and confirm the receipt of such notice.

Section 6  Violation

Article 11  If the Agreement or part the Agreement cannot be performed due to one party’s breach, such party shall compensate the other party for losses it incurs as a result of such breach. If both parties breach the Agreement, each shall be responsible for the relevant loss incurred as a result of its own breach.

Section 7  Jurisdiction and Dispute Resolutions

Article 12  The Agreement shall be governed, bound and protected by the laws of China. All explanations, performance, changes, terminations, effectiveness and dispute resolutions with respect to the Agreement shall be in accordance with the laws of China.

Article 13  If the two parties have any dispute with respect to the Agreement’s effectiveness, explanations, conclusion or performance or any other dispute related with the Agreement, either party should attempt to resolve all disputes through amicable negotiations. If a dispute cannot be resolved in this manner, both parties have the right to file an arbitration application to Beijing Arbitration Commission, with the Commission’s arbitration rules of the time being the applicable rules. The arbitration award shall be the final award which both parties should accept and comply with.

Section 8 Validity of this Agreement

Article 14  This Agreement shall be effective on the date when both parties affix their signature and/or seal, and shall have legal force and binding force on both parties. The two parties shall fulfill their obligations pursuant to applicable provisions in the Agreement after the Agreement becomes effective.

Article 15  If any provisions or other stipulation of the Agreement is held to be invalid, illegal or unenforceable pursuant to applicable Chinese law, the other provisions of this Agreement will remain effective and have binding force to both parties on the premise of not affecting the fulfillment and substantial content of the Agreement.

Section 9  MISCELLANEOUS

Article 16  The Agreement constitutes the entire agreement of the agreed items between the two parties and supersedes all prior intentions, statements, understandings, agreements, communications, exchange of letters or other written record or oral consensus and promise between the parties with respect to the subject matter of the Agreement.

Article 17  To the extent that permitted by applicable Chinese law, failure or delay on the part of either party to exercise any right, power or privilege under the Agreement shall not operate as a waiver of the right, power or privilege, nor shall any single or partial exercise of such right, power or privilege preclude any other or further exercise of the right, power or privilege in the future.

Article 18  The Agreement is written in Chinese in two original copies, each party having one copy with equal legal validity.

This page is intentionally left blank, only for the signatures and seals of this Framework Cooperative Agreement.

Jiangsu Pypo Technology Co., Ltd.

By:	/s/ Dongping Fei

Authorized Representative:

Title:

Jiangsu Heyi Technology Co., Ltd.

By:	/s/ Dongping Fei

Authorized Representative:

Title:

Appendix to Framework Cooperation Agreement

Appendix: List of Subsidiaries of Beijing Pypo:

Shanghai Pypo Digital Technology Co., Ltd.

Anhui Pypo Electronics Co., Ltd.

Zhejiang Pypo Digital Technology Co., Ltd.

Nanjing Pyao Technology Co., Ltd.

Sichuan Huasong Pypo Digital Technology Co., Ltd.

Chongqing Pypo Digital Technology Co., Ltd.

Gansu Pypo Digital Technology Co., Ltd.

Guizhou Pypo Technology Co., Ltd.

Guangdong Pypo Technology Co., Ltd.

Jiangxi Pypo Technology Co., Ltd.

Shenzhen Pypo Communication Equipment Co., Ltd.

Guangxi Pypo Communication Equipment Co., Ltd.

Fujian Pypo Digital Technology Co., Ltd.

Shenyang Pypo Technology Co., Ltd.

Shandong Pypo Digital Technology Co., Ltd.

Heilongjiang Pypo Digital Technology Co., Ltd.

Jilin Pypo Digital Technology Co., Ltd.

Inner Mongolia Pypo Technology Co., Ltd.

Beijing Pypo Communication Technology Co., Ltd

Appendix to Framework Cooperation Agreement